Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 7, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
02/02/2022	EXM	169	203.7698	34,437.10
03/02/2022	EXM	19,683	204.1195	4,017,683.30
04/02/2022	EXM	22,434	199.7002	4,480,073.85
Total	—	42,286	201.7735	8,532,194.25

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till February 4, 2022, the total invested consideration has been:
•Euro 111,056,388.80 for No. 525,783 common shares purchased on the EXM
•USD 5,457,277.38 (Euro 4,827,879.29*) for No. 21,214 common shares purchased on the NYSE.

As of February 4, 2022, the Company held in treasury No. 10,319,900 common shares equal to 4.01% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until February 4, 2022, the Company has purchased a total of 5,134,574 own common shares on EXM and NYSE for a total consideration of Euro 769,305,970.33.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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